June 14, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Emily C. Drazan

Re:	YOU On Demand Holdings, Inc.
Registration Statement on Form S-3
File No. 333- 205042

Acceleration Request
Requested Date:	Wednesday, June 15, 2016
Requested Time:	4:00 p.m., Eastern Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-205042) (the “Registration Statement”) to become effective on June 15, 2016, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes William Haddad of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with William Haddad of Cooley LLP, counsel to the Registrant, at (212) 479-6720, or in his absence, Malin Delling at (310) 883-6412.

In connection with this request, the Registrant acknowledges that:

  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

YOU On Demand Holdings, Inc.

By:           /s/ Mei Chen
Name:      Mei Chen
Title:        Chief Financial Officer